                                 SCHEDULE 13D
                                (RULE 13d-101)

     Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )*
                                            ----

                       FIRST CAPITAL RESOURCES.COM, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  33-55254-28
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 DERRI DAVISSON
                          FIRST AMERICAN CAPITAL TRUST
                       4500 -- 140TH AVENUE N., SUITE 220
                           CLEARWATER, FLORIDA 33762
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               DECEMBER 27, 2000
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     33-55254-28              13D      PAGE    2     OF    4    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                DERRI DAVISSON, AS TRUSTEE         SS NO. ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                                       00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                 UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    10,000,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   10,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               10,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               92.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
                               IN
          ---------------------------------------------------------------------

CUSIP NO.     33-55254-28              13D      PAGE    3     OF    4    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                FIRST AMERICAN CAPITAL TRUST       SS NO. 59-700-4293
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                                       00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    FLORIDA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    10,000,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   10,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               10,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               92.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
                               00
          ---------------------------------------------------------------------

CUSIP NO.     33-55254-28              13D      PAGE    4     OF    4    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                FACT SOUTH, LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
                                       00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                    FLORIDA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               -0-
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               0.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
                               00
          ---------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, $.001 par value per share ("Common Stock") of First Capital Resources.com, Inc (the "Issuer"). The principal executive offices of the Issuer are located at 4500 140th Avenue N., Suite 220, Clearwater, Florida, 33762.

ITEM 2.  IDENTITY AND BACKGROUND.

         (A, B, C AND F)   This Statement is being filed by (i) Derri Davisson,
as Trustee of First American Capital Trust, and (ii) First American Capital Trust, a business trust formed under the laws of the State of Florida ("FACT"). Information is also being provided for informational purposes regarding FACT South, LLC, a limited liability company formed under the laws of the State of Florida ("FACT South"), although the Reporting Persons no longer have any interest in FACT South. Derri Davisson is the sole trustee of FACT. FACT previously owned a ninety-two percent (92%) interest in FACT South. Davisson, FACT and FACT South previously jointly filed a Schedule 13D regarding their mutual beneficial ownership of 10,000,000 shares of the Common Stock of the Issuer. FACT South previously directly owned a ninety-two and eight-tenths percent (92.8%) interest in the Issuer, comprised of 10,000,000 shares of the Issuer's Common Stock.

         Derri Davisson's business address is c/o First American Capital Trust, 4500 140th Avenue N., Clearwater, Florida 33762. Ms. Davisson's principal business is serving as trustee of FACT and President and Director for the Issuer. Ms. Davisson is a United States citizen.

         The principal business address for FACT and FACT South is also 4500 140th Avenue N., Clearwater, Florida 33762. FACT is a business trust organized under Florida law and FACT South is a limited liability company organized under Florida law.

         (D AND E) During the last five years, none of Ms. Davisson or FACT or, to the knowledge of the Reporting Persons, FACT South, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         FACT acquired direct ownership of the 10,000,000 shares of stock of the Issuer it had previously held indirectly through its ownership of FACT South. FACT South transferred the 10,000,000 shares of stock of issuer in partial satisfaction of previously incurred indebtedness to FACT

ITEM 4.  PURPOSE OF THE TRANSACTION.

         In September of 1999, FACT filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (case number 99-15934-8C1). In Novermber 2000, FACT's Plan of Reorganization was confirmed by the Bankruptcy Court. As part of the Bankruptcy Court's order confirming the Plan of Reorganization, the court approved a Debtor's Motion to Approve Compromise of Controversy with FACT South, LLC, under which FACT South was authorized to transfer to FACT all of the shares in the Issuer owned by FACT South in exchange for the partial satisfaction of debt owed by FACT South to FACT. On December 27, 2000, FACT South and the Trustee of FACT approved the transfer of the Common Stock of the Issuer from FACT South to FACT in partial satisfaction of FACT South's debt to FACT and in liquidation of FACT's interest in FACT South. As a result, FACT now directly owns the 10,000,000 shares of the Common Stock of the Issuer previously owned directly by FACT South and FACT South no longer holds any interest in the Issuer.

ITEM 5.  INTERESTS IN SECURITIES OF ISSUER.

         (A) Ms. Davisson, through her position as the sole Trustee of FACT may be deemed to be the beneficial owner of 10,000,000 shares, or 92.8%, of the outstanding shares of Common Stock (based on the shares outstanding as of the date of this filing). FACT South no longer holds any interest in the Issuer as a result of the transaction described herein.

         (B)      Number of shares as to which such Reporting Person has:

                  (i)      Sole power to vote or direct the vote:    10,000,000

                  (ii)     Shared power to vote or direct the vote:  10,000,000

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                           10,000,000

                  (iv)     Shared power to dispose or to direct
                           the disposition of:                       10,000,000

         (C)      Not applicable

         (D)      Not applicable

         (E)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Joint Filing Agreement between Derri Davison and First American Capital Trust.

Order of Bankrupcty Court Approving Motion to Compromise.

Approvals of FACT and FACT South approving transaction reducing indebtedness and transferring Issuer Common Stock.



         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Dated:    01-16    , 2001                   /s/ Derri Davisson
      -------------------                   -----------------------------------
                                            Derri Davisson



Dated:    01-16    , 2000                   FIRST AMERICAN CAPITAL TRUST
      -------------------


                                            By: /s/ Derri Davisson
                                               --------------------------------
                                                Derri Davisson, as Trustee

                                 EXHIBIT INDEX


Exhibit
-------

1.       Joint Filing Agreement between Derri Davisson and First American
         Capital Trust.

2.       Order of Bankruptcy Court Approving Motion to Compromise.

3.       Compromise Agreement

4. Approvals of FACT and FACT South to transaction reducing indebtedness and transferring Issuer Common Stock.